

January 29, 2014

<u>Via E-mail</u>
William J. Kelley, Jr.
Senior Vice President, Controller and Chief Accounting Officer
The Hillshire Brands Company
400 South Jefferson Street
Chicago, Illinois 60607

Re: The Hillshire Brands Company
Form 10-K for the Fiscal Year ended June 29, 2013
Filed August 23, 2013
File No. 001-03344

Dear Mr. Kelley:

We have reviewed your filing and have the following comments. In our comments we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended June 29, 2013</u>

<u>Exhibit 13 Annual Report</u>

<u>Financial Review, page 7</u>

<u>Net Sales, page 8</u>

1.   We note your disclosure that sales were negatively impacted by a material one-time reduction in inventory levels held by a large retail customer in the fourth quarter of 2013. Tell us the extent to which you are aware of the facts and circumstances surrounding this reduction and quantify the amounts involved. For example, it would be helpful to understand (i) whether the customer increased its inventory levels in the fiscal 2013 quarters leading up to the reduction or had held its inventory levels stable prior to the reduction, (ii) the types of products that were subject to the reduction, (iii) how the reduction in customer inventory levels impacted your accounting (e.g., sales returns by

the customer, reduction of 4th quarter purchases by the customer) and (iv) why the customer reduced its inventory levels and whether you expect the new inventory levels will be stable or will return to the historical levels in the future.

Financial Statements

Note 19 - Business Segment Information, page 63

2.   We note references to brand performance and resources in your fiscal 2013 earnings call transcripts by your president and chief executive officer, and in your Definitive Proxy Statement, disclosures indicating that executive compensation for each of your senior executive officers includes a market share increase performance measure related to your seven key brands. We would like to understand your process of operating segment identification and aggregation and therefore ask that you address the following points:

- Identify your chief operating decision maker ("CODM") or CODM group members, and all operating segment managers. Also describe the key financial metrics that are considered in the evaluation of performance and allocation of resources.

- Submit a schedule listing the operating segments you have identified based on the definition in FASB ASC 280-10-50-1; including all operating segments which have been aggregated in preparing the amounts disclosed for your reportable segments.

- Submit the analysis that you performed in concluding that aggregation is appropriate for each operating segment under all criteria in FASB ASC 280-10-50-11, including the criteria of being consistent with the objectives and basic principles set forth in FASB ASC 280-10-10-1; clarify how you determined that providing more detailed segment disclosure would detract from these objectives if this is your view.

- Submit a copy of the information package provided to your CODM or CODM group covering all business activities and operating results for the quarter ended September 28, 2013 and the year ended June 29, 2013, plus any additional reports upon which the CODM or CODM group may have relied upon in making resource allocation decisions and assessing performance.

- Submit a copy of all information provided to your board of directors covering business activities and operating results for the quarter ended September 28, 2013 and the year ended June 29, 2013, which was not also provided to your CODM or CODM group, and explain how your identification of operating segments has properly considered this information in accordance with FASB ASC 280-10-50-6.

- If you have associated the CODM function with an individual rather than a group, please explain your rationale and if others are responsible for resource allocation by brand, or according to the nature of products, please explain how your view is consistent with FASB ASC 280-10-50-5 through 280-10-50-9.

- Submit an organizational chart that shows your internal financial reporting structure identifying your officers and managers and others who are responsible for the brands and product lines that comprise your principal business operations.

3. We note the references in your fiscal 2013 earnings call transcripts to media, advertising and promotion ("MAP") spend and in your Definitive Proxy Statement, disclosure indicating that MAP spend as a percentage of net sales is a performance measure. We would like to understand the basis for MAP spend allocation decisions in your company as the underlying process appears to be a resource allocation decision that would be relevant to your determination of operating segments.

    Accordingly, please explain to us how you determined MAP spend in developing your fiscal 2013 operating plan for (i) each of your seven key brands, (ii) the retail segment and (iii) the company. Please describe the roles and involvement of the president, retail, and the president and chief executive officer. For example, describe any preliminary or formal reviews, approvals or discussions undertaken by these executives.

    Similarly, please describe any MAP spend decisions made subsequently, during fiscal 2013, and describe the roles and involvement of the president, retail, and the president and chief executive officer in undertaking or implementing these decisions.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
    You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Lily Dang, Staff

William J. Kelley, Jr.
Senior Vice President, Controller and Chief Accounting Officer
The Hillshire Brands Company
January 29, 2014
Page 4

Accountant, at (202) 551-3867 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3686 with any other questions.


Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
